UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Tempur Sealy International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88023U101
(CUSIP Number)

H PARTNERS MANAGEMENT, LLC
888 Seventh Ave.
29th Floor
New York, NY 10019
Attn: Rehan Jaffer
(212) 265-4200

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,642,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,642,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,642,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,642,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88023U101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons conducted a proxy solicitation in connection with the Issuer’s 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”) held on May 8, 2015 seeking stockholder support to vote against the election of three of the Issuer’s incumbent directors, P. Andrews McLane, Christopher A. Masto and Mark A. Sarvary, to the Issuer’s Board of Directors (the “Board”).  On May 8, 2015, the Issuer announced that Messrs. McLane, Masto and Sarvary did not receive a majority of the votes cast for their re-election to the Board at the 2015 Annual Meeting held earlier that day.

On May 11, 2015, H Partners Management, LLC and certain of its affiliates (collectively, “H Partners”) entered into an agreement with the Issuer (the “Agreement”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed, among other things, to cause the Board to: (i) accept the resignations of Messrs. McLane, Masto and Sarvary as directors of the Company as promptly as practicable; (ii) appoint Usman Nabi of H Partners to the Board and take all necessary actions to appoint Mr. Nabi to the Compensation Committee of the Board; (iii) remove Mr. Sarvary as Chief Executive Officer and President of the Company and elect W. Timothy Yaggi to serve as Interim Chief Executive Officer and President, until a successor is elected by the Board; (iv) appoint to the Board an individual recommended by H Partners who is not an employee or partner of H Partners and who otherwise meets the Director Criteria (as defined in the Agreement) and is acceptable to the Board in its reasonable discretion (the “H Partners Additional Director”); (v) appoint the H Partners Additional Director to the Nominating and Corporate Governance Committee of the Board; and (vi) establish a new committee of the Board, the CEO Search Committee, to consist of no more than four (4) independent directors, including Mr. Nabi as Chairman of the CEO Search Committee and, when appointed, the H Partners Additional Director as a member thereof, for the purposes of (A) engaging in a search for a candidate or candidates to serve as Chief Executive Officer and (B) making a recommendation to the Board of the candidate or candidates it recommends be appointed as Chief Executive Officer.

The Agreement also provides that if Mr. Nabi or the H Partners Additional Director (or any replacement director) is unable or unwilling to serve as a director, resigns or is removed as a director prior to the 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) and at such time H Partners beneficially owns in the aggregate at least the lesser of three percent (3.0%) of the Issuer’s then outstanding Shares and 1,828,752 Shares (the “Minimum Ownership Threshold”), then H Partners will have the ability to recommend substitute director(s) for appointment to the Board who meet certain independence, experience and other criteria detailed in the Agreement for approval by the Nominating and Corporate Governance Committee.

CUSIP NO. 88023U101

Also pursuant to the Agreement, the Company agreed to: (i) nominate Usman Nabi and the H Partners Additional Director (or any replacement director) for election as a director at the 2016 Annual Meeting, provided that H Partners is not in breach of the Agreement and that H Partners’ aggregate beneficial ownership is at least the Minimum Ownership Threshold; and (ii) not increase the size of the Board during the Standstill Period (as defined below) to more than ten (10) directors without the prior written consent of H Partners, provided that the Board may be increased to eleven (11) directors upon the hiring of a Chief Executive Officer to appoint such Chief Executive Officer to the Board.

H Partners is not restricted under the Agreement from voting its Shares as it deems fit on the matters presented at the 2016 Annual Meeting.  Under the Agreement, H Partners agreed that in connection with the 2016 Annual Meeting it will not (i) vote any Shares that it beneficially owns earlier than two (2) business days prior to the date of the 2016 Annual Meeting, or (ii) publicly announce or disclose to any third party how it intends to vote or has voted at the 2016 Annual Meeting.

Pursuant to the terms of the Agreement, H Partners agreed to withdraw its demand for inspection of certain Issuer books and records made by letter of H Partners to the Issuer dated March 26, 2015.

H Partners also agreed to certain customary standstill provisions, effective as of the date of the Agreement until the date immediately following the date of the 2016 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit H Partners from taking specified actions with respect to the Issuer and its securities, including, among others: (i) acquiring beneficial ownership of twenty percent (20%) or more of the Issuer’s then outstanding Shares; (ii) engaging in, or assisting any person or entity not a party to the Agreement in, any solicitation of proxies or consents or becoming a “participant” in any solicitation of proxies or consents with respect to the securities of the Issuer; (iii) seeking to call, or requesting the call of, a special meeting of the stockholders of the Issuer; (iv) presenting at any annual or any special meeting of the stockholders of the Issuer any proposal for consideration for action by stockholders; (v) making a request for a list of the Company’s stockholders or other Company records; (vi) encouraging, advising or influencing any other person or entity or assist any person or entity not a party to the Agreement in so encouraging, advising or influencing any person or entity with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum with respect to the Issuer; (vii) effecting, seeking to effect or in any way assisting or facilitating any other person in effecting or seeking to effect any: (A) tender offer or exchange offer to acquire securities of the Issuer; (B) acquisition of any interest in any material asset or business of the Issuer or any of its subsidiaries; (C) merger, acquisition, share exchange or other business combination involving the Issuer or any of its subsidiaries; or (D) recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries or any material portion of its or their businesses; (viii) forming, joining or in any way participating in any “group” with respect to the securities of the Issuer; (ix) proposing or nominating, or causing or encouraging any person to propose or nominate, any candidates to stand for election to the Board or seeking the removal of any member of the Board;  (x) depositing any Shares in any voting trust or subject any Shares to any arrangement or agreement with respect to the voting of any Shares; (xi) making any public communication in opposition to any transaction approved by the Board, except in connection with any transaction to acquire all of the outstanding Shares of the Issuer or substantially all of the assets of the Issuer or any acquisition by the Issuer of a third party where the aggregate consideration therefor exceeds 40% of the Issuer’s then current market capitalization, which in either case is not supported by Mr. Nabi; (xii) publicly criticizing the Issuer’s business, financial structure or other strategy; or (xiii) seeking to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Issuer at any annual or special meeting of stockholders.

The standstill provisions under the Agreement do not purport to prevent Mr. Nabi or the H Partners Additional Director, or any H Partners Replacement Director, as applicable, from exercising his or her rights or complying with his or her fiduciary duties as a director of the Issuer or from participating in board room discussions or private discussions with other members of the Board.

CUSIP NO. 88023U101

On May 11, 2015, the Issuer and H Partners jointly issued a mutually agreeable press release to announce, among other things, they have reached the Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 11, 2015, H Partners and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Agreement by and among H Partners and the Issuer, dated May 11, 2015.

CUSIP NO. 88023U101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May11, 2015

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer